[GRUPO PAO DE ACUCAR LOGO] [GRAPHIC OMITTED]


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

                                 PRESS RELEASE
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Sao Paulo, March 5, 2004- Companhia Brasileira de Distribuicao [BOVESPA: PCAR4;
e NYSE: CBD] announces that it, together with Sendas and the Brazilian Anti-trust Agency (CADE), celebrated an Agreement of Preservation of Reversibility of the Deal, referring to the association of Sendas and CBD in Rio de Janeiro State, whereby they agree on the following main conditions to be complied with until the final judgment of the market concentration process:


     o Not to deactivate, total or partially, any supermarkets/hypermarkets stores of Sendas Distribuidora S/A;

     o    The "Bom Marche" stores may be changed to "Extra" banner.

     o The "Sendas" banner must be kept in all of its current stores, except for 2 stores, for which the "Extra" banner will be used.

     o "Pao de Acucar" and "ABC/Barateiro" stores may be changed by one another or by the "Sendas" banner;

     o To maintain Sendas Distribuidora S/A's number of employees in line with the average of the gross revenues per employee of the five largest supermarket, according to Brazilian Supermarket Association (ABRAS);

     o Not to reduce the periods of location stated in current contracts or to include in them clauses that can compromise the reversibility of the operation, being allowed to renegotiate to reduce rental fees;

     o To maintain the number of items offered with "Sendas" private label, being admitted a maximum reduction of up to 10%;

     o To keep the customers' database available for both controlling groups of Sendas Distribuidora.


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The management of CBD and Sendas remain confident in the regular conduction of the process and believe that the analyses will lead to the approval of this association.


The start up of Sendas Distribuidora S.A. provides the necessary conditions for productivity gains and operational synergies, which will be reverted in greater benefits to Rio de Janeiro's customers. This is an initiative of two Brazilian companies who act with social responsibility, aiming to provide the best services to its customers and the creation of new jobs to help the development of the Brazilian economy.



                                                            The Management Team



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COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

Fernando Tracanella
Investor Relations Officer

Daniela Sabbag
Coordinator

Tel: (+5511) 3886 0421 Fax: (+5511) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br
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Website: http://www.cbd-ri.com.br
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Statements included in this report regarding the Company's business outlooks, the previews on operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets, and are therefore subject to change.
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